Mail Stop 6010

September 27, 2007

Adam D. Singer, M.D.
Chief Executive Officer
IPC the Hospitalist Company, Inc.
4605 Lankershim Boulevard, Suite 617
North Hollywood, CA 91602

>   **Re: IPC the Hospitalist Company, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed August 31, 2007**
>   **File No. 333-145850**

Dear Dr. Singer:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-1
General

1. Please provide us proofs of all graphic, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note we may have comments regarding these materials.

2. Please note that when you file a pre-effective amendment containing pricing-related information, we may have additional comments. As you are likely aware, you must file this amendment prior to circulating the prospectus.

3. Please note that when you file a pre-effective amendment that includes your price range, it must be bona fide. We interpret this to mean your range may not exceed $2 if you price below $20 and 10% if you price above $20.

4. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists. If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

Prospectus Summary, page 1

5. Your summary does not present a balanced view of your company and its operations. Please revise the summary to provide disclosure regarding any negative aspects of your company's experiences and prospects. Please also note that the balancing disclosure you provide should be no less prominent than your positive disclosure. This also means that you cannot satisfy the comment by merely providing a cross-reference to the risk factors section.

6. With respect to your disclosure concerning your business strategy, please note that if you choose to retain that topic, please balance the discussion of your strategy with a discussion of obstacles and risks in implementing the stated business objectives. Similarly, with respect to your competitive strengths, please balance that discussion with certain weaknesses you face as compared to other companies in the same industry.

7. Please explain what a hospitalist is and what type of education and training a person undergoes in order to become a hospitalist.

8. We note that several paragraphs of your Summary and Business sections contain repetitive disclosure and further do not provide sufficient disclosure on your role in the hospitalist industry or how you earn revenue. More specifically, your disclosure as drafted appears to focus more on what a hospitalist does rather than your role as a manager and administer in the hospitalist industry. Please revise this section to discuss what your role is in the hospitalist industry as well as how your business earns revenue. In those regards, your discussion should also include explanations as to who requests and who contracts for hospitalist services; who employs hospitalists and what services they provide; what services you provide; who is billed for the services provided by you and by the hospitalists, respectively; who pays and who reimburses you and the hospitalists, respectively.

9. Additionally, please include a discussion that clearly explains the relationship between you, the hospitalist practices, hospitalist, referring physicians, hospitals, patients and insurers in the deployment of hospitalist services.

10. In this section you refer to hospitalists as "driv[ing] the inpatient care" and "drive[ing] high quality of care." Rather than using these phrases, please provide language that specifically details what a hospitalist does in terms of providing inpatient care.

Industry Overview, page 1

11. We note your reference to a study in the Journal of American Medical Association in the carryover paragraph on page 2 where you indicate that hospitalist programs have resulted in an average of 13.4% reduction in hospital costs and an average 16.6% reduction in the average length of a patient's hospital stay. Please revise your disclosure to include the year the study was conducted.

12. In the first full paragraph on page 2 you provide statistical and market information related to your industry. Please revise to include the source of your information.

13. You state in the second full paragraph that you believe "over 40% of all hospitals have formal hospitalist programs and a greater number of hospitals having hospitalists practicing within the facility." Please state the basis for this statement.

Competitive Strengths, page 5

14. You state in the subheading "Comprehensive Repository of Outcomes Data" on page 5 that you believe you have established the "largest database of hospitalist patient information." Please state the basis for this statement.

Risk Factors, page 11

15. Based on your disclosure in the Use of Proceeds section and elsewhere in the document, it appears you intend to use the proceeds of this offering to pay down your outstanding debt with the proceeds of this offering. Without additional information as of the latest practicable date about the amount of debt you intend to repay, it is difficult to determine the amount of proceeds you will have available to expand your business or further your business goals. Please consider adding a new risk factor discussing the risks and consequences associated with the fact that you will expend most of your net proceeds to pay down existing debt or other obligations.

Adam D. Singer, MD
IPC the Hospitalist Company, Inc.
September 27, 2007
Page 4

"The healthcare industry is complex and intensely regulated at the federal. . . .," page 11

16. To the extent you have violated or been the subject of an investigation alleging a violation of any healthcare laws or regulations, please describe the violation or investigation and how it materially impacted your business.

"Our revenue may be negatively impacted by the failure of our affiliated . . . .," page 12

17. To the extent your business has been materially impacted by your affiliated hospitalists' providing you with incorrect or incomplete documentation or inaccurate reimbursement codes, please describe the circumstance and how it impacted your business.

"Compliance with federal and state privacy laws is expensive, and we . . . .," page 13

18. To the extent your business has been materially impacted by a failure to comply with any federal and state laws and regulations governing the collection, dissemination, use, security and confidentiality of patient-identifiable health information, please describe the circumstance and how it impacted your business.

"Providers must be properly enrolled in governmental healthcare programs . . . ." page 13

19. You indicate that in the past Medicare program carriers often did not issue approvals for reimbursement in a timely manner to some of your affiliated hospitals. To the extent that such delays have materially impacted your cash flow and revenues, please describe the circumstance and how it impacted your business, if any.

"We may face malpractice and other lawsuits that may not be covered . . . .," page 13

20. We note your disclosure in this risk factor where you disclose that you had one instance where your insurance coverage was not adequate to cover liabilities arising out of claims asserted against you. Please briefly describe the claim asserted against you and the amount of the claim. We note you have provided this information in your Business section. Please also describe any material impact it had on your operations.

"We have established reserves for potential medical malpractice liability . . . .," page 14

21. Please revise to briefly describe your level of reserves for the past three fiscal years, whether those reserves have been adequate and whether you have made any adjustments to those reserves because of deficiencies. If you have made material adjustments in prior years, please quantify these adjustments and disclose the causes for any errors in estimating reserves.

"Competition for qualified hospitalists is intense, and we may not be able . . . .," page 14

22. You indicate that the limited number of qualified hospitalists may require you to increase hospitalist compensation in a manner that decreases your profit margin. Please briefly explain why qualified hospitalists are limited and what you mean by "qualified."

23. Please disclose your current affiliated hospitalist turnover rate.

24. To the extent that you have experienced difficulties in recruiting or retaining qualified hospitalists, revise to discuss these difficulties.

"We may be unable to enforce the non-competition covenants of departed . . . .," page 14

25. Please disclose the duration of the non-competition covenants.

"Restrictions on immigration may affect our ability to compete for and . . . .," page 14

26. Please disclose the percentage of your affiliated hospitalists that are not US citizens.

27. To the extent restrictions on immigration has materially impacted your ability to compete for and provide services, please describe the circumstance and how it impacted your business.

"If we inadvertently employ or contract with an excluded person, we may . . . .," page 16

28. To the extent your hiring of an "excluded" person has materially impacted your business in the past, please describe the circumstance and how it impacted your business.

"The hospitalist industry is competitive," page 16

29. You indicate that there are other companies and individuals currently providing hospitalist services. Please identify your major competitors or if there are too many to name, please approximate how many competitors you have.

"We are reliant, to a significant degree, on appropriate referrals from third . . . .," page 17

30. Please quantify approximately what percentage of your business originated from referrals from third parties.

31. Please explain what you mean by "appropriate" referrals.

"Hospitals may terminate their agreements with us or reduce the fees they. . . .," page 17

32. Please disclose what percentage of your revenue is derived from contracts with hospitals for hospitalist services.

33. Please indicate what percentage of your contracts that expired last year did not renew with you. To the extent applicable, please give the reasons why such hospitals did not renew their contract with you.

34. You indicate that your partner hospitals may introduce unfavorable terms. Please revise your disclosure to provide examples of some unfavorable terms that you have encountered with your partner hospitals.

35. Additionally, to the extent any reduction of fees paid to you has materially impacted your business, please describe the circumstance and how it impacted your business.

"We may have difficulty collecting payments from third-party payors in . . . .," page 18

36. Please quantify approximately what percentage of your revenue comes from third-party payors.

"Unfavorable changes or conditions could occur in the states where our . . . .," page 18

37. You indicate that the majority of your revenue in 2006 was generated by operations in four states. Please quantify what percentage of your total revenue in 2006 was generated by operations located in the four states.

38. Additionally, we note you disclose that operations located in Texas accounted for approximately 25% of your revenue in 2006. Please disclose the other three states as well as what percentage operations in each state contributed towards your total revenue in 2006. We note you provide some disclosure in your MD&A.

"We are dependent upon our key management personnel for our future . . . .," page 19

39. Please indicate if you have any employment agreements with any key personnel. If so, please also disclose the duration of those agreements. Additionally, please indicate if you maintain any life insurance policies for any key personnel.

40. To the extent that you have experienced difficulties attracting and retaining key personnel, please revise to discuss these difficulties. Also, disclose whether any key personnel have plans to retire or leave your company in the near future.

"We may not be able to effectively manage our growth," page 19

41. You indicate that you have experienced significant growth in your business and personnel over the years. Please quantify how your business and personnel have grown in the last three years by using specific examples to illustrate your points. Additionally, please quantify to the extent possible, how much growth you anticipate in the next 12 to 18 months. For example, how many individuals do you expect to add to your personnel and in what capacities? Do you plan on acquiring any new businesses in the near future?

"Our intellectual property rights are valuable, and if we are unable to . . . .," page 19

42. Other than your rights related to the IPC-Link®, what intellectual property rights are you referring to in your statement that your intellectual property rights are important assets to you.

43. Please disclose if you have any patent rights related to your IPC-Link®. If so, please also disclose the expiration date of the patent.

"We might need to raise additional capital, which might not be available," page 19

44. You indicate that you may require additional working capital for expansion, to consummate acquisitions or if you suffer losses. Please quantify approximately how much capital you anticipate raising in the next 12 to 18 months.

"We have a substantial amount of debt, which may adversely affect our . . . .,"page 19

45. We note your disclosure that you have secured indebtedness of $14.4 million. You also reference "other financial obligations and contractual commitments." Please identify what type of debt these obligations and commitments are for. Additionally, please quantify the approximate amount you owe as of a recent date.

"We may write-off intangible assets, such as goodwill," page 20

46. To the extent you have had to record an impairment loss related to your goodwill and it has had a material adverse effect on your results of operations, please describe the circumstance and how it impacted your results of operations.

47. Please also state the value of goodwill you carry on your books and compare that amount to the negative shareholders' equity.

"The book value of shares of common stock purchased in the offering . . . .," page 22

    48. Please revise this risk factor to explain that investors who purchase shares will contribute ___% of the total amount to fund the company but will own only ___% of the shares outstanding.

"We do not intend to pay cash dividends on our common stock," page 23

    49. Please revise the heading of this risk factor to state that because you do not anticipate paying any dividends on the common stock, capital appreciation, if any, of your common stock will be the investor's sole source of gain. We note you have provided for this disclosure in the body of the risk factor.

Use of Proceeds, page 25

    50. Please state whether you have any plans, arrangements or understandings to acquire any hospitalist practices in the near future. If so, you should provide information regarding any probable acquisitions. We may have further comments after reviewing your response and disclosure.

Dilution, page 27

    51. Please explain to us how you evaluated the conversion of the preferred shares in connection with the current presentation.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31
Critical Accounting Estimates, page 33
Claims Liability and Professional Liability Reserves, page 34

    52. Please revise your discussion here to include the changes in the current period that resulted from changes in prior periods or state specifically that there have not been any such changes. For any material adjustments include a discussion of the facts and circumstances that changed in the current period that resulted in this change in estimate. For the key drivers of these reserves, provide a sensitivity analysis that shows reasonably likely changes in those assumptions.

    53. Your disclosure here, and elsewhere in the filing, refers to the use of an independent actuarial firm in establishing your reserves. The reference to an independent actuarial firm equates to the use of a valuation expert. Please name the independent actuary and provide the consent of the actuary in the registration statement.

<u>Results of Operations, page 36</u>
<u>Comparison of Years Ended December 31, 2006 and 2005 and 2004 and Six Months</u>
<u>Ended June 30, 2007 and 2006, page 36</u>

54. Please expand your disclosure to provide the following information regarding your estimation process for recognizing revenue and accounts receivable process:

   a) For each period presented, quantify the amount of changes in estimates of prior period contractual adjustments that you recorded during the current period. For example for 2006, this amount would represent the amount of the difference between estimates of contractual adjustments for services provided in 2005 and the amount of the new estimate or settlement amount that was recorded during 2006.

   b) Quantify the reasonably possible effects that a change in estimate of unsettled amounts from 3rd party payors as of the latest balance sheet date could have on financial position and operations.

   c) In a comparative tabular format, please provide the payor mix concentrations and related aging of accounts receivable. The aging schedule may be based on management`s own reporting criteria (i.e. unbilled, less than 30 days, 30 to 60 days etc.) or some other reasonable presentation. Please indicate the past due amounts and a breakdown by payor classification (i.e. Medicare, Medicaid, Managed care and other, and Self-pay). We would expect Self-pay to be separately classified from any other grouping. If your billing system does not have the capacity to provide an aging schedule of your receivables, disclose that fact and clarify how this affects your ability to estimate your allowance for bad debts.

   d) If you have amounts that are pending approval from third party payors (i.e. Medicaid Pending), please provide the balances of such amounts, where they have been classified in your aging buckets, and what payor classification they have been grouped with. If amounts are classified outside of self-pay, tell us why this classification is appropriate, and disclose the historical percentage of amounts that get reclassified into self-pay.

   e) Provide to us a description of the steps you take in collecting accounts receivable, including when you determine a receivable is recorded as a bad debt and when a write off is recorded. State the threshold (amount and age) for account balance write-offs.

   f) State if your billing system generates contractual adjustments based on fee schedules for the patient's insurance plan for each patient encounter or if an estimate of contractual allowances is made. If an estimate is made, state what factors are considered in determining the estimate.

   g) Disclose your policy for collecting co-payments.

   h) Specify the day's sales outstanding for each period presented and discuss the reasons for significant changes from the prior period.

Year ended December 31, 2006 compared to year ended December 31, 2005, page 37

55. You indicate on page 40 that you prepaid your annual malpractice insurance premium at the end of 2006 from the proceeds of a financing arrangement. Please disclose the premium amount and describe the financing arrangement where you obtained funds.

Contractual Obligations, page 42

56. Please provide a revised contractual obligations table that includes your Claims Liability and Professional Liability Reserves as it would appear that these liabilities represent future legal obligations of the Company and are material. The purpose of Financial Reporting Release 67 is to obtain enhanced disclosure concerning a registrant's contractual payment obligations and the exclusion of ordinary course items would be inconsistent with the objective of the Item 303(a)(5) of Regulation S-K.

Compensation Discussion and Analysis, page 70

57. We note your disclosure regarding the various companies you used to benchmark your compensation practices. You also disclose that you hired an independent contractor to identify those companies in April 2007. In that regard, how did you determine compensation amounts for the 2006 year?

58. Please also identify the independent compensation consultant you hired in April 2007.

59. Please disclose the results of any comparison made to the companies you have identified with respect to compensation made to your named executive officers, including how the 2006 salary of each name executive officer actually compares to the peer group's median salary for the comparable position at those companies.

Performance-Based Bonus Plan, page 71

60. Please disclose your performance targets for 2007, if available.

61. In the table you provide under this heading, you reference "target." However, it is unclear which target you are referring to. For example, are you referring to revenue target, EBITDA target, or a combination of both of these components? Please revise your disclosure and table accordingly.

2006 Summary Compensation Table, page 73
Narrative to Summary Compensation Table and Grants of Plan Based Awards, page 74

62. Please provide further analysis as to how you determined the bonus and non-equity incentive plan compensation for each named executive officer as it is unclear from your disclosure.

63. We note the amount of option awards awarded to your named executive officers. Please provide an analysis of how the compensation committee determined the amount of the awards.

Grants of Plan-Based Awards, page 74

64. Please revise footnote 1 of this table as it does not appear your document contains any section entitled "Compensation Discussion and Analysis—Components of our Executive Compensation Program—Annual Cash Incentive Bonuses."

Principal and Selling Stockholders, page 94

65. Please revise this section or in another appropriate place in your document include a discussion of the private placement transactions where your selling shareholders acquired their shares of preferred or common stock and warrants, including any conversion rates, terms, purchase prices and exercise prices.

66. Additionally, we note that you have warrants outstanding to purchase shares of preferred stock. We also understand that all of your outstanding preferred stock will be converted into shares of common stock prior to commencement of your offering. Please clarify whether these warrants will be exercised prior to commencement of your offering.

67. Please identify the natural persons who beneficially own the shares held by Morgenthaler Venture Partners and CB Health Ventures.

68. Please provide descriptions of the private placement transactions pursuant to which the shareholders acquired the securities that you are registering in this Form S-1.

Audited Consolidated Financial Statements – Years Ended December 31, 2006, page F-1
Consolidated Statements of Income, page F-4

69. Please disclose Bad Debt Expense, for each period presented, as a line item on the face of the audited and interim unaudited Statements of Income or in each of the accompanying notes to financial statements. Refer to Item 5-03(b)(5) of Regulation S-X.

70. Please disclose interest income and interest expense separately for all periods presented either here or in your notes to financial statements. Please refer to Item 5-03(b)(7) and (8) of Regulation S-X.

71. Please provide a line item that includes the cost of revenues. Refer to Item 5-03(b)(2) of Regulation S-X.

72. Please revise this presentation to provide pro forma earnings per share that reflect the conversion of the preferred shares at the time of the IPO or explain to us why such presentation is not appropriate. This also applies to the most recent interim period presented on page F-23.

Notes to Consolidated Financial Statements, page F-7
1. Operations and Basis of Presentation, page F-7

73. Please provide to us your analysis of the apparent decision to include only one reportable segment in your disclosures. We note on page 52 where you discuss the "Operational Management Teams" that you apparently have eleven distinct regions that are being managed at various levels.

2. Acquisitions, page F-11

74. Please disclose the terms of the contingent payments described here and clarify why you are not able to currently determine the amount of those payments.

7. Stock Option Plans, F-15

75. Your disclosure here refers to an independent valuation firm in determining the fair value of your common stock. The reference to an independent valuation firm equates to the use of a valuation expert. Please name the independent valuation firm and provide their consent in the registration statement.

76. Please provide us with an analysis of how you determined the fair value of the underlying common stock and any related stock-based compensation for each equity and redeemable convertible preferred issuance. Please include an itemized chronological schedule covering all equity instruments issued, including options, warrants and preferred stock, since December 31, 2006 through the date of your response. Please provide the following information separately for each equity and convertible preferred issuance or grant:

   a) Date of each issuance or transaction;
   b) Number of shares granted, issued or issuable;
   c) Purchase price or exercise price per share;
   d) Any restrictions or vesting terms;
   e) Management's fair value per share estimate;
   f) The significant factors, assumptions and methodologies management used in determining fair value;
   g) Identity of the recipient, indicating if the recipient was a related party;
   h) The nature of any concurrent transactions with the recipient;
   i) Significant factors contributing to the difference between fair value as of the date of each grant and fair value as of the date of your response;
   j) How the grant or issuance was treated for purposes of computing earnings per share;

77. With respect to the contemporaneous valuations performed, please expand your disclosures here and elsewhere that is applicable to include the following:

   a) Qualitatively and quantitatively discuss the significant factors and assumptions used in the valuations performed, including how the enterprise value was estimated and changed at each grant date.
   b) Quantitatively explain how each valuation considered your stage of development and business strategy.
   c) Tell us what methodologies you used for determining the allocation between Preferred and Common stock and why your methodology used is most appropriate.
   d) Once you can reasonably estimate the IPO price, qualitatively and quantitatively discuss each significant factor contributing to the difference between each valuation and the estimated IPO price. Your disclosure should also include any options granted up to the date of filing the amendment.

78. Please expand your disclosures to provide a more comprehensive summary discussion of Warrants issued to employees and non-employees. Disclose when the warrants were issued and the accounting treatment applied.

8. Redeemable Preferred Stock, page F-17

79. Please revise your disclosure to detail the "certain events" that could cause adjustments to the number of shares and prices associated with these warrants.

Item 16. Exhibits and Financial Statement Schedules, page II-2

80. We note that many of your exhibits are not yet filed. Please note that once you have filed the remaining agreements as exhibits, we will need time to review the documents, and we may have comments on them.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jim Peklenk at (202) 551-3661 or Jim Atkinson, Accounting Branch Chief at (202) 551-3674 if you have questions regarding comments on the financial statements and related matters. Please contact Song Brandon at (202) 551-3621 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Robert W. Kadlec, Esq.
        David S. Witek, Esq.
        Sidley Austin LLP
        555 West Fifth Street, Suite 4000
        Los Angeles, CA 90013